Faegre Drinker Biddle & Reath LLP

320 South Canal Street

Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

August 31, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Lauren Hamilton

Re:	RiverNorth Flexible Municipal Income Fund, Inc. (the “Fund”) (Registration Nos. 333-260484 and 811-23481)

Dear Ms. Hamilton:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) that you provided via telephone on August 4, 2023 relating to the Fund’s June 30, 2022 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission on Form N-CSR on September 8, 2022 (and as amended on September 9, 2022). For your convenience, the SEC Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: Please explain why the notes to the financial statements do not include all required related-party disclosures, such as the terms of settlement. Please see ASC 850-10-50-1.

Response: The Fund confirms that the notes to the financial statements will include all required related-party disclosures in compliance with ASC 850-10-50-1 on a going forward basis.

2.	Comment: It appears that the N-CSR for the period ended June 30, 2022 refers to a “quarter covered by the report” per the disclosure within Item 11(b). Please utilize the language provided by Item 11(b) in Form N-CSR on a going forward basis, which refers to the period covered by the report. Please confirm in correspondence that there have been no such changes to the Fund’s internal control over financial reporting that occurred during the period covered by the Annual Report.

Response: The Fund confirms that it will comply with the disclosure required by Item 11(b) to Form N-CSR on a going forward basis. The Fund further confirms that there have been no such changes to the Fund’s internal control over financial reporting that occurred during the period covered by the Annual Report.

3.	Comment: Please explain supplementally how the Fund meets the diversification requirements under the Investment Company Act of 1940, as amended, considering individual investments representing more than 5% of total assets are greater than 25% of total assets.

Response: The Fund confirms that it meets the diversification requirements under the Investment Company Act of 1940, as amended. The total assets of the Fund per the Statement of Assets and Liabilities was $200,835,426 as of June 30, 2022, and 5% of those assets is equal to $10,041,771. Per the Schedule of Investments, the only investment within the portfolio that exceeded 5% of total assets was the Nuveen AMT-Free Quality Municipal Income Fund, which amounted to 5.49% of the Fund’s total assets.

4.	Comment: The Staff noted that on the Fund’s Statement of Assets and Liabilities, there is a line item for “Payable due to custodian due to overdraft” amounting to $654,097. Please supplementally explain the circumstances surrounding the overdraft.

Response: The “Payable due to custodian due to overdraft” was the negative cash balance that the custodian confirmed to the auditor at June 30, 2022. The Fund also had approximately $6 million invested in a money market fund as of June 30, 2022. The negative cash balance was a timing difference in the cash sweep vehicle and daily cash activity on June 30, 2022. The negative cash balance was corrected the following day when money market transactions took place.

5.	Comment: The Fund filed an amendment to the Annual Report on Form N-CSR on September 9, 2022 but did not include an explanatory note. Please supplementally provide the reason for the amended filing and ensure all future amendments include an explanatory note going forward.

Response: The Fund confirms that the filing was amended on September 9, 2022 to tag the financial statements using Inline eXtensible Business Reporting Language (iXBRL) tagging. The Fund further confirms that it will include the requested explanatory note for any future amendments.

We trust that the foregoing is responsive to your comments. Please contact me at (312) 569-1107 if you have any questions regarding the Fund’s responses.

Very truly yours,

/s/ David L. Williams
David L. Williams